UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  November 2010

ROSETTA GENOMICS LTD.
(Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
 ☑ Form 20-F               ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes     No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Rosetta Genomics Ltd.

On November 29, 2010, Rosetta Genomics Ltd. (“Rosetta” or, the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”), pursuant to which Rosetta agreed to sell securities to various accredited investors (the “Purchasers”) in a private placement (the “Offering”).  The Offering is expected to close on or about December 1, 2010, subject to the satisfaction of customary closing conditions.

Under the terms of the Offering, Rosetta will sell an aggregate of 2,500,000 ordinary shares (the “Shares”) at a price of $1.00 per share.  The Purchasers will also receive warrants to purchase up to an aggregate of 1,250,000 ordinary shares (the “Series A Warrants”) an exercise price of $1.30 per share, subject to future adjustment for various events, such as stock splits or dilutive issuances, and warrants to purchase up to an aggregate of 625,000 ordinary shares (the “Series B Warrants” and together with the Series A Warrants, the “Warrants”) at an exercise price of $0.01 per share.

The Company has also entered into a Registration Rights Agreement with the Purchasers pursuant to which the Company is required to file a registration statement on Form F-3 within 20 days to cover the resale of the Shares and the ordinary shares issuable upon exercise of the Warrants (the “Resale Registration Statement”).  The failure on the part of the Company to satisfy certain deadlines described in the Registration Rights Agreement may subject the Company to payment of certain monetary penalties.

The Series A Warrants are exercisable immediately and have a term of five years. Each Series B Warrant will be automatically exercised on a cashless basis on the 33rd trading day following the effective date of the Resale Registration Statement with respect to a number of ordinary shares equal to the product of (a) the maximum number of ordinary shares issuable under such Series B Warrant and (b) the quotient obtained by dividing (1) the difference between (A) $1.00 and (B) the greater of $0.80 and 80% of the average of the 10 VWAPs (as defined in the Purchase Agreement) immediately following the effective date of the Resale Registration Statement and (2) $0.20.  In the event that 80% of the average of the 10 VWAPs immediately following the effective date of the Resale Registration Statement exceeds $1.00, the Series B Warrants terminate.

The Shares and the Warrants are being sold in transactions exempt from registration under the Securities Act of 1933, in reliance on Section 4(2) thereof and Rule 506 of Regulation D thereunder.

For its services as placement agent, Rodman & Renshaw, LLC (“Rodman”) will receive cash compensation in the amount of approximately $150,000 and a warrant to purchase up to 62,500 ordinary shares on the same terms as the Series A Warrants. In addition, Rodman will be reimbursed by Rosetta for $30,000 in expenses.

Copies of the Purchase Agreement, the Registration Rights Agreement, form of Series A Warrant and Form of Series B Warrant are filed as exhibits 10.1, 10.2, 4.1 and 4.2 respectively, to this report and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.  The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the other in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.  The provisions of the Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in Rosetta’s filings with the SEC.

A copy of the press release, dated November 30, 2010, announcing the offering is filed as Exhibit 99.1 hereto and incorporated by reference herein.

The information contained in this report (including the exhibits hereto) is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955 and 333-163063.

Exhibits

Exhibit Number	Description of Exhibit

4.1	Form of Series A Warrant to be issued by Rosetta Genomics Ltd. to the Purchasers and Rodman in the Offering.

4.2	Form of Series B Warrant to be issued by Rosetta Genomics Ltd. to the Purchasers in the Offering.

10.1	Securities Purchase Agreement, dated November 29, 2010, by and between Rosetta Genomics Ltd. and the Purchasers.

10.1	Registration Rights Agreement, dated November 29, 2010, by and between Rosetta Genomics Ltd. and the Purchasers.

99.1	Press release dated November 30, 2010 announcing the Offering.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: November 30, 2010	By:	/s/ Tami Fishman Jutkowitz

Tami Fishman Jutkowitz General Counsel